SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2009

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: December 21, 2009	By	/S/ S. J. CHENG
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:

In Taiwan R.O.C.	In the U.S.
Dr. S.K. Chen	David Pasquale
ChipMOS TECHNOLOGIES (Bermuda) LTD.	Global IR Partners
+886-6-507-7712	+1-914-337-8801
s.k._chen@chipmos.com	dpasquale@globalirpartners.com

ChipMOS ANNOUNCES NEW INVESTMENT OF US$9.62 MILLION

Hsinchu, Taiwan, December 21, 2009 - ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (NASDAQ: IMOS) today announced that in a private placement it has entered into Convertible Bond Purchase Agreements with seven investors (the “Purchasers”) for the purchase of 8% Convertible Senior Bonds (the “Bonds”) to be issued by the Company. The Company expects to raise US$9,620,000 in aggregate, which will be used for general corporate purposes. The Purchasers include the Chairman and Chief Executive Officer of the Company, Mr. Shih-Jye Cheng, who will purchase Bonds in the aggregate principal amount of $US1,000,000 on the same terms and conditions as the other Purchasers. The purchase agreements include customary closing conditions. Closing is expected to occur on or about December 29, 2009 for all Purchasers other than PacMOS Technologies Holdings Limited (“PacMOS”) and the Chairman of PacMOS, Mr. Chi Hung Yip. The closing for the purchase of the Bonds by PacMOS and Mr. Chi Hung Yip (in the aggregate amount of US$4,500,000) is expected to occur in February 2010 and are conditioned on PacMOS receiving shareholders’ approval for its purchase of the Bonds.

The Bonds are convertible into common shares, par value US$0.01, of the Company (“Common Shares”) at a conversion price of US$1.25 per share, subject to adjustment under certain circumstances. The Bonds pay interest on a quarterly basis and the Company has the option, subject to the satisfaction of certain conditions, of paying interest and other amounts in common shares or a combination of common shares and cash. The Company expects to enter into registration rights agreements with the Purchasers on customary terms.

The Bonds issued in the transaction and the Company’s common shares issuable upon conversion of these Bonds have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements and applicable state securities laws. This press release is not an offer to sell or the solicitation of an offer to buy any securities, nor shall it constitute an offer, solicitation, or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.